UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 12, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

FATALITY AT TSHEPONG MINE

Johannesburg, Monday, 12 October 2020. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to advise that two of its employees were fatally injured on Saturday morning, following a fall of ground related incident at its Tshepong mine, in Welkom near the Free State Province.

Authorities were immediately informed and an investigation into the incident is currently underway. Operations have been suspended in the interim.

“The executives and management express their sincerest condolences go to our colleagues’ family, friends and colleagues,” Peter Steenkamp, chief executive officer of Harmony commented. “We believe that our proactive safety culture that has been reinforced through various initiatives is the responsibility of each and every one of our stakeholders at Harmony. We must all continue making every effort to ensure a safe working place and that we reach our goal of zero harm across all our operations”, he added.

Ends.

For more details contact:

Sihle Maake
Group Communications Manager
+27 (0)83 722 5467 (mobile)

or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

12 October 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 12, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director